NOWNEWS DIGITAL MEDIA TECHNOLOGY CO. LTD.

4F, No. 550, Riuguang Road

Neihu District, Taipei City 114, Taiwan

January 9, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.20549

Attention: Larry Spirgel, Assistant Director

Re:	NowNews Digital Media Technology Co. Ltd.

Form 8-K

Filed November 14, 2014

File No. 333-171637

Dear Mr. Spirgel,

We are responding to comments contained in the Staff letter, dated December 11, 2014 (“Comment Letter”), with respect to the Company’s Current Report on 8-K filed on November 14, 2014 (“Form 8-K”).

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with the Amendment No.1to the Form 8-K (“Form 8-K/A”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

General

1.	We refer to your use of the defined term “NOWnews.” On page 3 define “NOWnews” as the combined business of NowNews Digital Media Technology Co. Ltd., its wholly owned Anguilla subsidiaries, Worldwide Media Investments Corp. and Sky Media Investments Co., Ltd., and its majority owned Taiwan subsidiary, NOWnews Network Co., Ltd. In the “Overview” section on page 22, your reference to NOWnews appears to be the operating company, NOWnews Network Co., Ltd. Please revise to make consistent references to your various entities throughout the filing.

Response:

“We,” “us,” “our company,” “our,” the “Company,” and “NDMT” refer to the combined business of NowNews Digital Media Technology Co. Ltd., its wholly owned Anguilla subsidiaries, Worldwide Media Investments Corp. and Sky Media Investments Co., Ltd., and its majority owned Taiwan subsidiary, NOWnews Network Co., Ltd. “NOWnews” refers to NOWnews Network Co., Ltd., our majority owned Taiwan subsidiary. We have revised our disclosure in the Form 8-K/A in response to this comment.

Description of Business

Principal Services, News Content Licensing, page 5

2.	We note that you suspended your “E-commerce” line of business in April 2014 due to continuous losses. We also note that under your “Competitive Strengths” heading on page 9, bullet point five, you have “ventured into the e-commerce business” and are “in a very favorable position for [an] online shopping business.” Please clarify or revise.

Response:

We experienced continuous losses in our E-commerce business in the past and decided to temporarily suspend our E-commerce business operation and adjust the operating strategy. We believe our existing membership base and high daily traffic volume on our website will serve as a good foundation for us to reach potential customers. We are also seeking to partner with other companies to take advantage of our large member base and profit from the growing E-commerce industry. In view of this, we believe we are well positioned to explore and develop our E-commerce.

We have revised our disclosure in the Form 8-K/A in response to this comment.

Regulation, Foreign Exchange, page 7

3.	We note your description of the power of the State Council of the Republic of China to “close the foreign exchange market, suspend or restrict all or partial foreign exchange payment” as well as the requirement that transactions that reach a $16,653 threshold must be reported to the Central Bank of the Republic of China. Please add a risk factor detailing how these capital control measures could prevent investors from removing their investments from Taiwan.

Response:

We have added in the Form 8-K/A the following risk factor regarding capital control in Taiwan.

Investors may have difficulty in removing their investment in Taiwan due to Taiwan’s foreign exchange regulation.

Foreign exchange regulation in Taiwan is primarily governed by the Ordinance of Foreign Exchange Administration of the Republic of China, as amended (the “Foreign Exchange Ordinance”). Under the Foreign Exchange Ordinance, foreign exchange refers to foreign currency, bills and marketable securities. To the extent that any foreign exchange receipts, payments or transactions reach the threshold of NT$500,000 ($16,653) or equivalent in foreign currency, it must be reported to the Central Bank or its designated authorities. If there occurs any disorder in domestic or international economy to the detriment of the stability of Taiwan’s economy; or Taiwan suffers serious trade deficit, the State Council may determine and announce that for a period of time, to close the foreign exchange market, suspend or restrict all or partial foreign exchange payment, order a mandatory sale or deposit of all or partial foreign exchange into a designed bank, or dispose in any other manner as it deems necessary. If the State Council takes any of the foregoing actions, the investors may have difficulty in removing all or part of their investments from Taiwan.

Market Opportunities, page 8

4.	We note your description of Taiwan as having an “excellent telecommunications infrastructure.” We also note your risk factor on page 19 stating that the “telecommunications infrastructure in China and Taiwan are not well developed.” Please clarify or revise.

Response:

Taiwan has one of the most advanced telecommunication infrastructure in Asia. However, the telecommunication infrastructure in China is not as developed. We have revised our disclosure in the Form 8-K/A to reflect the foregoing.

Emerging Growth Company Status, page 13

5.	Please provide a more detailed discussion of your legal conclusion that NowNews Digital Media Co. Ltd. is an Emerging Growth Company as defined in the Jumpstart Our Business Startups Act of 2012. We note that you filed a registration statement on Form S-1 under the Securities Act of 1933 that became effective on April 4, 2011.

Response:

After further review, we do not believe we qualify as an Emerging Growth Company and have revised our disclosure in the Form 8-K/A accordingly.

Risk Factors

Risks Related to our Stock and Becoming a Public Company, page 21

6.	We note your risk factor stating “[o]ur largest stockholder may take actions that conflict with our public stockholders' best interests.” Please further expand this risk factor to reference that you are a controlled company, including the control group's holdings.

Response:

We do not believe we are a “controlled company” because our largest stockholder, Alan Chen, does not beneficially own more than 50% of the voting power of the Company. As of the date hereof, he only beneficially owns approximately 26.92% of the issued and outstanding common stock of the Company (including the holding of his spouse).

Management's Discussion and Analysis of Financial Position and Results of Operations

Results of Operations for the six months ended June 30, 2014 and 2013

Net Revenue, page 23

7.	On page 22 you state that you suspended your E-commerce business in March of 2014 due to continuous losses. Based upon your disclosures herein and under costs of revenues, it appears that the E-commerce business was significant to your operations in all periods presented. We note; however, that you do not discuss revenue from other sources. Please revise to quantify the revenue generated by each line of business and discuss any known trends or uncertainties related to the businesses you intend to continue pursuing.

Response:

We have quantified revenue generated by each line of business in the Form 8-K/A.

Security Ownership of Certain Beneficial Owner and Management, Page 35

8.	Please revise your disclosure to explain in greater detail the common stock ownership percentages of NowNews Digital Media Technology Co. Ltd. We note that before the Share Exchange with Worldwide Media Investments Corp., Mr. Chen owned 85% and GIA Investments Corp. owned 15% of the common stock of Worldwide Media. The Share Exchange Agreement filed as Exhibit 10.1 however lists several hundred other shareholders, in addition to GIA Investments and the stock beneficially controlled by Mr. Chen. Please explain in detail how Mr. Chen's ownership decreased from 85% before the exchange to approximately 28% after the exchange.

Response:

Immediately prior to the Share Exchange with Worldwide Media Investments Corp. (“Worldwide”), Mr. Chen actually owned 10.27% of the common stock of Worldwide. Originally he owned 85% of the issued and outstanding capital stock of Worldwide but he transferred some of his shares to different parties over time, including 410,000 shares to employees for their services, 11,687,600 shares sold to non-related parties and 2,847,725 shares to his wife. We have revised our disclosure to reflect the correct ownership of Mr. Chen in the Form 8-K/A.

Certain Relationships and Related Transactions, and Director Independence, page 39

9.	Please provide greater detail regarding the relationship between NowNews Digital Media Technology and Chunghwa Wideband Best Network Co. Ltd. We note that Chunghwa Wideband is one of your “top three customers,” provides R&D personnel and facilities, and that directors and officers of NowNews Digital Media Technology overlap with Chunghwa Wideband.

Response:

The Company’s Chairman serves as the chairman and the legal representative of Chunghwa Wideband. In addition, the Company provided news editing services to Chunghwa Wideband and received payment for licensing films and copyrights to Chunghwa Wideband. In 2013, the Company ceased its business with Chunghwa Wideband. As a result, Chunghwa Wideband is no longer one of our top three customers for the year ended December 31, 2014.

Exhibit 99.1

Worldwide Media Investments Corp. and Subsidiaries

Consolidated Statements of Cash Flows

10.	Please revise to begin the statement of cash flows with net income. Refer to ASC 23010-45-28 and revise in future filings.

Response:

We have revised our statement of cash flows in the Form 8-K/A in response to this comment.

Exhibit 99.2

11.	Please update the interim financial statements by including the most recently completed quarterly period prior to the date of the reverse recapitalization, the quarter ended September 30, 2014.

Response:

We have included the financial statements for the most recently completed quarterly period ended September 30, 2014.

Exhibit 99.3

Pro Forma Financial Statements

12.	Please update the pro forma financial statements by including the registrant's financial information for the most recent fiscal year ended October 31, 2014, as presented in your Form 10-K filed November 13, 2014. Please also update Worldwide Media's financial information for the quarter ended September 30, 2014, the most recently completed period before the acquisition.

Response:

We have updated the financial statements for both the Company and Worldwide Media in the Form 8-K/A in response to this comment.

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Yih-Jong Shy
Yih-Jong Shy
Chief Executive Officer

cc: Jay Kaplowitz, Esq.